Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On June 9, 2009, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to certain business partners and associates of NRG.

NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540
June 9, 2009
Dear Friend of NRG:
It has been some time since I provided you with an update on Exelon Corporation’s hostile takeover attempt for NRG. It is relevant for me to do so now as the matter is about to heat up and you undoubtedly will be reading about us in the press. As I can neither predict nor vouch for the accuracy of such articles, I want to give you a clear roadmap to following this summer’s events.
As to the key dates, first, on June 26th, Exelon’s third exchange offer expires and shortly thereafter Exelon will announce what percentage of NRG shares outstanding have been tendered to them in the offer. Due to the heavy conditionality and many approvals associated with Exelon’s offer, Exelon’s offer cannot and will not result in the actual exchange of any shares when the offer expires on June 26th. Exelon, instead, will use the third exchange offer, as it used the first and second, merely as an indication of NRG stockholder support for their offer.
Second, the NRG Board of Directors has set July 21, 2009 as the date for the NRG annual stockholder meeting. At or before that meeting, NRG stockholders will vote on the proxy contest launched by Exelon last November. Exelon’s proposals are to replace NRG’s four Class III directors with a slate retained by Exelon to stand for election and to increase the size of our Board from 14 to 19 with the additional five seats to be occupied by a slate of prospective directors selected and nominated by Exelon. It is important to note that even if Exelon succeeds on both counts, Exelon-nominated directors will hold only a minority of seats on the NRG Board of Directors (9 out of 19).
The result of the proxy contest may not be known for several weeks after the annual stockholder meeting, depending on how close the vote is at that time.
Turning back to the business at hand, I am pleased to report to you that NRG’s pursuit of our successful competitive power generation business model continues unabated. Our extensive forward hedge position combined with our commitment to prudent balance sheet management has enabled us to weather the recent financial and economic conditions, posting record EBITDA and free cash flow for full year 2008 and on track to achieve a financial result in 2009 which is only slightly off last year’s record mark.
On top of the continued robustness of our day-to-day business, just in the last few months, we have executed (i) the sale of our MIBRAG lignite mining operation in Germany (closing scheduled for June 10th); (ii) the acquisition of 500 MW of solar development projects with eSolar in California and New Mexico (closed May 31st); and (iii) the acquisition of the retail supply business of Reliant Energy for $287.50 million (closed April 30th). We also completed construction of the Elbow Creek wind farm (170 MW) and are in the final stages of bringing the Cedar Bayou 4 CCGT plant (550 MW) on line.

In addition, we have arranged $540 million of project financing and broken ground on the GenConn peaking units together with partner United Illuminating; we have taken advantage of the recent market window to issue $700 million of notes due 2019, the proceeds of which will be used ultimately to eliminate the Merrill Lynch credit sleeve associated with the retail business, and our STP 3&4 nuclear development project is one of four nuclear projects selected by the DOE to continue in the loan guaranty program.
In short, NRG has amply demonstrated over the past few months our continuing ability to create value for our stockholders. We expect that Exelon recognizes this value creation by NRG, in absolute terms and in comparison to their own performance and prospects, and likely will increase the fixed exchange ratio of its offer to NRG stockholders in the near future. If Exelon increases or modifies its offer in any way, NRG’s Board of Directors will give the revised offer complete and prompt consideration.
In the meantime, if you wish to learn more about NRG’s point-of-view with respect to Exelon’s current 0.485 exchange offer, please refer to our May 27th Deutsche Bank presentation at www.nrgenergy.com available under the “Investors” tab.
Without regard to what Exelon may or may not do, NRG fully intends to continue in its dynamic fashion, moving forward on multiple fronts, doing all that we can do to create value for our stockholders. As our industry comes face-to-face with the accelerating societal trends, now Washington-driven, towards promoting sustainability and combating climate change, we will continue to seize the impetus to change as the once-in-a-lifetime growth and the value creation opportunity that it is. To the extent you are doing business or contemplating doing business together with NRG, as our partner, offtaker, supplier, industry colleague or just friend of NRG, you can rest assured that all of us at NRG are intensely focused on the tasks at hand. We look forward to working with you to continue towards our shared success.
Sincerely,
David Crane
President & Chief Executive Officer

Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG has filed a preliminary proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). Prior to the 2009 Annual Meeting, NRG will furnish a definitive proxy statement to its stockholders, together with a WHITE proxy card. INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s preliminary proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the preliminary proxy statement for the 2009 Annual Meeting, which was filed with the SEC on April 2, 2008.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.